U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC Mail Processing Section
FEB 29 2012
Washington, DC
120

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO
8-25844

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) **AND ENDING** 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SunGard Institutional Brokerage, Inc

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

377 E. Butterfield Rd., Suite 800
(No. and Street)

Lombard	IL	60148
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Max Broedlow — 630-288-4098
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessi

12012213

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Max Broedlow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SunGard Institutional Brokerage, Inc. as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Max Broedlow

OFFICIAL SEAL
JANET L RUMSHAS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/19/14

STATE OF ILLINOIS
COUNTY OF DUPAGE
SIGNED AND AFFIRMED
BEFORE ME ON
FEBRUARY 23, 2012 BY
MAX BROEDLOW.

Janet L Rumshas 2/23/2012
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
X	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

SunGard Institutional Brokerage Inc.

Statement of Financial Condition
December 31, 2011
Available for Public Inspection

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SunGard Institutional Brokerage Inc.

Statement of Financial Condition
December 31, 2011
Available for Public Inspection

SunGard Institutional Brokerage Inc.
Index
December 31, 2011

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Report of Independent Auditors

To the Board of Directors and Shareholder of
SunGard Institutional Brokerage Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of SunGard Institutional Brokerage Inc. (the "Company") at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2012

SunGard Institutional Brokerage Inc.
Statement of Financial Condition
December 31, 2011

(expressed in U.S. Dollars)

Assets	
Cash and cash equivalents	$ 21,739,323
Accounts receivable, net of allowance of $388,549	13,584,155
Due from affiliates and Parent	838,000
Furniture, equipment, software and leasehold improvements, at cost, less accumulated depreciation and amortization of $8,743,171	7,700,616
Deferred tax asset, net	133,570
Prepaid expenses and other assets	603,067
Total assets	$ 44,598,731
Liabilities and Shareholder's Equity	
Due to affiliates and Parent	$ 5,409,051
Accrued compensation and benefits	4,365,983
Accrued expenses and other liabilities	4,187,767
Fees payable	2,279,626
Total liabilities	16,242,427
Commitments and contingencies (Note 10)	
Shareholder's equity	28,356,304
Total liabilities and shareholder's equity	$ 44,598,731

The accompanying notes are an integral part of this financial statement.

1. Organization

SunGard Institutional Brokerage Inc. (the "Company" or "SIBI") is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of SunGard Investment Ventures LLC (the "Parent"), whose parent is SunGard Data Systems Inc. ("SunGard").

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Company generates fee income by offering an electronic order routing network for placing securities trades through brokers and ECNs, and through an alliance with a major financial institution that provides straight-through securities processing to the investment management community. Additionally, the Company earns fee income from providing an interactive trading link between various employee benefit, trust and custodial systems with mutual funds via the National Securities Clearing Corporation ("NSCC") and acts as an asset aggregator for money market mutual funds. These services are offered under agreement with Mid-Atlantic Capital Corporation ("MACC"), a registered broker-dealer in securities with FINRA. The Company also has an agreement with a major financial institution to provide custodial, trust, clearing and other services.

The Company generates commissions from introducing securities transactions on behalf of its customers who are using various portfolio and investment management systems and databases provided by different SunGard subsidiaries and third parties.

The Company records commission revenue, transaction based fee income and related expenses on a trade-date basis. The Company is party to an agreement with a third party broker-dealer, whereby the Company collects fees on behalf of this broker-dealer and is entitled to retain a portion of the fees collected in exchange for various services provided.

Revenue from consulting fees, interest income and other miscellaneous fees are recorded when earned.

Cash on deposit and highly liquid investments with original maturities of three months or less are considered cash and cash equivalents.

An allowance for doubtful accounts is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions and recoveries and is reduced by charge offs.

Management estimates that the fair value of financial assets and liabilities recognized on the statement of financial condition approximate carrying value, due to their short- term nature.

Furniture and equipment are recorded at cost less accumulated depreciation. Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives ranging from two to 10 years. Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease.

Costs associated with purchased software, software obtained through business acquisitions, and new products and enhancements to existing products that are technologically feasible and recoverable are capitalized and amortized over the estimated useful lives or the remaining license term, whichever is shorter, using the straight-line method starting once the product is in use.

The Company is included in the consolidated federal and certain unitary state tax returns of SunGard. The Company computes its federal tax provision on a separate-company basis together with a portion of its state income tax provision for certain states in which it files separately. In addition, pursuant to an informal tax-sharing agreement, the Company records expense allocations from SunGard for its share of state income tax expense attributable to its inclusion in the SunGard unitary state tax returns. These amounts and the separately computed federal tax provision described above are settled periodically with SunGard. Under the informal tax sharing agreement, liabilities for unrecognized tax benefits are retained at the Parent company level.

Income taxes are accounted for under the asset and liability method as required in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing deferred tax assets or liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As the Company settles federal deferred taxes currently with SunGard, no federal deferred tax assets or liabilities were recorded at December 31, 2011.

ASC 740-10 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

As of December 31, 2011, the Company has reviewed all open tax years and major jurisdictions. The earliest open tax year is the year ended December 31, 2005 for certain states in the United States. There is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Certain employees of the Company participate in SunGard's stock option and award plans. SunGard applies the authoritative guidance of ASC 718 *Compensation-Stock Compensation*, using the modified prospective method, which requires companies to record stock compensation expense for all unvested and new awards as of the adoption date. Stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense and allocated to the Company through inter-company charges, over the requisite service period. See Note 6 for more information on stock-based compensation.

3. Fair Value Measurements

The Company follows fair value standards for measuring the fair value of securities owned, and sold, not yet purchased. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities ("Level 1") and the lowest priority to unobservable inputs ("Level 3"). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

As of December 31, 2011, the Company had no investments. During the year, the Company had an investment in a money market fund which was considered Level 1. This investment was sold during the year. There were no transfers of investments between levels during the year.

4. Related-Party Transactions

The Company receives floor brokerage and clearing services from an affiliated broker-dealer.

The Company reimburses affiliates for rent paid on its behalf for certain of its New York, Massachusetts and Illinois offices.

Certain costs incurred by the Parent and affiliates are allocated to the Company under an inter-company agreement on a consistent basis that management believes are predicated on arms-length costs.

The Company settles all inter-company transactions with SunGard and its subsidiaries periodically throughout the year. Amounts due from and due to Parent and affiliates represent unsettled transactions at December 31, 2011. Due from affiliates and Parent recorded on the statement of financial condition consist primarily of amounts owed by SunGard Institutional Products LLC, an affiliate, related to shared services provided by the Company. Due to affiliates and Parent recorded on the statement of financial condition consist primarily of income taxes, consulting services and employee benefits payable to the Parent.

5. Furniture, Equipment, Software and Leasehold Improvements

As of December 31, 2011, furniture, equipment, software and leasehold improvements included the following:

Software	$ 3,148,917
Internally developed software	3,554,096
Telecommunications equipment	216,276
Computer	6,892,732
Furniture and fixtures	666,772
Leasehold improvements	1,964,994
	16,443,787
Accumulated depreciation and amortization	(8,743,171)
	$ 7,700,616

6. Stock Option and Award Plans

To provide long-term equity incentives, the SunGard Management Incentive Plan was established. Under this plan, certain management and key employees are granted time-based options or a combination of time-based and performance-based options to purchase stock in SunGard Data Systems Inc. (the ultimate Parent). Employee stock-based compensation expense is recorded through an intercompany charge from SunGard Capital Corp.

7. Savings Plans

The Company participates in a 401(k) defined contribution Plan (the "Plan") sponsored by its Parent covering substantially all Company employees. The Plan provides that contributions by Company employees are matched with cash contributions by the Company subject to certain limitations, including a limitation on the Company's contributions to 4% of the employee's compensation.

8. Income Taxes

At December 31, 2011, the Company has a state deferred tax asset of $133,570. The significant component of the net state deferred tax asset relates primarily to identifiable intangible assets. The Company has concluded that it is more likely than not that the deferred tax asset will be realized and, therefore, no valuation allowance is required.

In addition, at December 31, 2011, the Company has an income tax payable to the Parent and state and local tax authorities of $3,326,377. This is included in due to affiliates and Parent on the statement of financial condition.

9. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $6,377,110, which exceeded the minimum requirement of $1,082,828 by $5,294,282. The Company's net capital ratio was 2.55 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

10. Commitments and Contingencies

The Company leases office space and equipment under lease agreements and has other operating commitments expiring on various dates through 2016. Certain leases contain provisions for rent escalation. At December 31, 2011, the future minimum annual rent commitments for the operating leases are as follows:

2012	$ 440,464
2013	446,318
2014	452,172
2015	458,026
2016	463,880
Thereafter	
	$ 2,260,859

The Company is engaged in various legal actions in the normal course of its operations. The status of these legal actions is actively monitored by management. If management believes, based on available information, that an adverse outcome upon resolution of a given legal action was probable and the amount of that adverse outcome was reasonable to estimate, a loss would be recognized and a related liability recorded. There were no liabilities or losses recognized as of December 31, 2011.

Legal actions are subject to inherent uncertainties and future events could change management's assessment of the probability or estimated amount of potential losses from pending or threatened legal actions. Based on available information there are no pending or threatened legal actions against the Company at December 31, 2011.

11. Credit Risk, Guarantees and Indemnification

The Company clears all of its customers' securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from its customers' failure to fulfill their contractual obligations.

To minimize its risk, the Company, through its clearing brokers, requires its customers to, at a minimum, meet margin requirements as specified under U.S. Treasury Regulation T. This margin requirement is a good faith deposit from a customer related to their trading obligations. If necessary, the Company may direct its clearing brokers to liquidate certain positions to satisfy the obligations of a customer. Management believes that the margin deposits held by the clearing brokers at December 31, 2011 are adequate to mitigate the risk of material loss.

In addition, the Company has the right to pursue collection or performance from customers and other counterparties who do not perform under their contractual obligations. The Company monitors the financial standing of its clearing brokers and all customers and counterparties to whom it extends credit.

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes the risk of loss related to these arrangements is remote.

The Company maintains its cash balances in several accounts with various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2011, the Company's uninsured cash balance with these financial institutions was $21,489,073.

12. Discontinued operations

In an effort to create efficiencies, eliminate duplication and consolidate certain functions, the Company transferred its agency only trading desk and eight staff members to Assent, a Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") Member affiliate broker-dealer of SunGard Data Systems. The transfer did not necessitate any change in the Company or Assent's Membership Agreements and was not considered a "material change" as defined by FINRA Rule 1017, however a FINRA 1017 CMA was submitted. FINRA approved the application, as such, the trade desk and staff transitioned effective October 1st, 2011. The book value of assets and liabilities transferred on October 1st, 2011 were $3.96 million and $3.96 million, respectively.

13. Subsequent Events

The Company has evaluated the events and transactions that have occurred through February 28, 2012, the date the statement of financial condition was available to be issued, and noted no items during that period requiring recognition or disclosure in the statement of financial condition for the year ended December 31, 2011.

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